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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                FINAL AMENDMENT

                                       TO
                                 SCHEDULE 13E-4
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                              --------------------

                          MEDICAL DEFENSE HOLDING CO.
                                (Name of Issuer)

                          MEDICAL DEFENSE HOLDING CO.
                      (Name of Person(s) Filing Statement)

                        PREFERRED STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                  58455P 30 0
                     (CUSIP Number of Class of Securities)

                              --------------------

                               Ms. Geri Morrison
                          Medical Defense Holding Co.
                              1311 East Woodhurst
                          Springfield, Missouri 65804
                                 (417) 887-3120
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:
                              Mary Anne O'Connell
                              Husch & Eppenberger
                          1200 Main Street, Suite 1700
                          Kansas City, Missouri 64105
                                 (816) 421-4800

                                 August 8, 1997
     (Date Tender Offer First Published, Sent or Given to Security Holders)


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Item 1.  Security and Issuer.

     (a) This Final Amendment amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4, dated August 8, 1997, as amended on September 23, 1997 (the "Schedule 13E-4"), of Medical Defense Holding Co., a Missouri corporation (the "Company"), relating to the offer by the Company to purchase up to 5,000,000 shares of its Preferred Stock, $1.00 par value ("Preferred Shares"), at prices not less than $.30 nor in excess of $.40 per Preferred Share in cash upon the terms and conditions set forth in the Offer to Purchase dated August 8, 1997 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

     On October 6, 1997, the Company announced that, based upon a count by UMB Bank, n.a., the depositary for the Offer, 1,721,445 Preferred Shares were properly tendered in the Offer and that it had accepted for purchase all of such 1,721,445 Preferred Shares at a price of $.40 per Preferred Share.

Item 2.  Source and Amount of Funds or Other Consideration.

     (a)-(b)  Not applicable.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

     (a)-(j)  Not applicable.

Item 4.  Interest in Securities of the Issuer.

     Not applicable.

Item 5. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer's Securities.

     Not applicable.

Item 6.  Persons Retained, Employed, or to Be Compensated.

     Not applicable.

Item 7.  Financial Information.

     (a)-(b) Not applicable.

Item 8.  Additional Information.

     (a)-(e)  Not applicable.

Item 9.  Material to Be Filed as Exhibits.

     Item 9 is hereby amended by the addition of the following exhibits:

     (a)(7) Letter dated October 15, 1997 from Ronald G. Benson, Chief Executive Officer of the Company, indicating acceptance for purchase of shares properly tendered pursuant to the Offer to Purchase.

     (a)(8) Letter dated October 15, 1997 from Ronald G. Benson, Chief Executive Officer of the Company, indicating rejection of shares not properly tendered for failure to deliver stock certificates.

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     (a)(9)  Letter dated October 15, 1997 from Ronald G. Benson, Chief
             Executive Officer of the Company, indicating rejection of shares not properly tendered for failure to deliver Letter of Transmittal.



                                   SIGNATURE

     After inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 1997
                              MEDICAL DEFENSE HOLDING CO.



                              By:  /s/  Ronald G. Benson
                                 ------------------------------------
                                       Ronald G. Benson,
                                       Chief Executive Officer

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                                 EXHIBIT INDEX

Exhibit                             Description
Number                              -----------                                                Page No.
-------                                                                                        --------
(a)(7)     Letter dated October 15, 1997 from Ronald G. Benson, Chief Executive Officer            5
           of the Company, indicating acceptance for purchase of shares properly tendered pursuant to the Offer to Purchase.

(a)(8)     Letter dated October 15, 1997 from Ronald G. Benson, Chief Executive Officer            6
           of the Company, indicating rejection of shares not properly tendered for failure to deliver stock certificate.

(a)(9)     Letter dated October 15, 1997 from Ronald G. Benson, Chief Executive Officer            7
           of the Company, indicating rejection of shares not properly tendered for failure to deliver Letter of Transmittal.

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